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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. __)*

                     Telesystem International Wireless Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879946101
              ----------------------------------------------------
                                 (CUSIP Number)

                                  March 9, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    | | Rule 13d-1(b)

    |X| Rule 13d-1(c)

    | | Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                Page 1 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------

--------------------------------------------------------------------------------

 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     J.P. Morgan Partners (BHCA), L.P. (as successor by merger of CCP Overseas Equity Partners I, L.P. with and into J.P. Morgan Partners (BHCA), L.P.) 13-337-1826
--------------------------------------------------------------------------------

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .....................................................................

      (b)  .....................................................................
--------------------------------------------------------------------------------
 3.  SEC Use Only  .............................................................
--------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
 Number of Shares     5. Sole Voting Power       5,208,723 (includes Convertible
 Beneficially Owned                              Debentures for 3,550,296 and
 by Each Reporting                               Options for 2,459)
 Person With:         ----------------------------------------------------------
                      6. Shared Voting Power
--------------------------------------------------------------------------------
                      7. Sole Dispositive Power  5,208,723 (includes Convertible
                                                 Debentures for 3,550,296 and
                                                 Options for 2,459)
--------------------------------------------------------------------------------
                      8. Shared Dispositive Power
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person    5,208,723
                         (includes Convertible Debentures for 3,550,296 and Options for 2,459)
--------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                         (See Instructions)
--------------------------------------------------------------------------------
 11.  Percent of Class Represented by Amount in Row (9)    6.6%
--------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
PN

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 2 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------

ITEM 1.

         (a)   NAME OF ISSUER:

               Telesystem International Wireless Inc.

         (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1000 De La Gauchetiere West
               16th Floor
               Montreal, Canada  TQH3B 4W5

ITEM 2.

         (a)   NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

         (c)   CITIZENSHIP:

               Delaware

         (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

                           Common Stock

         (e)   CUSIP NUMBER:

               879946101

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) or
         240. 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

         (a)   AMOUNT BENEFICIALLY OWNED:

                        5,208,723 (includes Convertible Debentures for 3,550,296 and Options for 2,459)

         (b)   PERCENT OF CLASS:

                        6.6% (as of March 19, 2000)

         (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) 5,208,723 (includes Convertible Debentures for 3,550,296 and Options for 2,459)
               (ii)     Not applicable.


SEC 1745 (3-98)                Page 3 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------


               (iii) 5,208,723 (includes Convertible Debentures for 3,550,296 and Options for 2,459)
               (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






SEC 1745 (3-98)                Page 4 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 19, 2001

                        J.P. MORGAN PARTNERS (BHCA), L.P.


                        By: JPMP Master Fund Manager, L.P., its General Partner


                        By: JPMP Capital Corp., its General Partner


                        By: /s/   Arnold L. Chavkin
                            ---------------------------------------
                            Name:  Arnold L. Chavkin
                            Title: Executive Vice President












SEC 1745 (3-98)                Page 5 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------


                                  EXHIBIT 2(a)

                  This statement is being filed by J.P. Morgan Partners (BHCA), L.P., (as successor by merger of CCP Overseas Equity Partners I, L.P. with and into J.P. Morgan Partners (BHCA), L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


















SEC 1745 (3-98)                Page 6 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------


                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                     William B. Harris**
President                                   Jeffrey C. Walker*
Executive Vice President                    Mitchell J. Blutt, M.D.*
Executive Vice President                    Arnold L. Chavkin*
Executive Vice President                    John M.B. O'Connor*
Managing Director                           John R. Baron*
Managing Director                           Christopher C. Behrens*
Managing Director                           David S. Britts*
Managing Director                           Rodney A. Ferguson*
Managing Director                           David Gilbert*
Managing Director                           Evan Graf*
Managing Director                           Eric A. Green*
Managing Director                           Michael R. Hannon*
Managing Director                           Donald J. Hofmann, Jr.*
Managing Director                           Alfredo Irigoin*
Managing Director                           W. Brett Ingersoll*
Managing Director                           Andrew Kahn*
Managing Director                           Jonathan R. Lynch*
Managing Director                           Jonathan Meggs*
Managing Director                           Thomas G. Mendell*
Managing Director                           Stephen P. Murray*
Managing Director                           Joao Neiva de Figueiredo, Ph.D.*
Managing Director                           Timothy Purcell*
Managing Director                           Thomas Quinn*
Managing Director                           Peter Reilly*
Managing Director                           Robert R. Ruggiero, Jr.*
Managing Director                           Susan L. Segal*
Managing Director                           Shahan D. Soghikian*
Managing Director                           Georg Stratenwerth*
Managing Director                           Lindsay Stuart*
Managing Director                           Patrick J. Sullivan*
Managing Director                           Kelly Shackelford*
Managing Director                           Charles R. Walker*
Managing Director                           Timothy J. Walsh*
Managing Director                           Richard D. Waters, Jr.*
Managing Director                           Damion E. Wicker, M.D.*
Managing Director                           Eric R. Wilkinson*
Senior Vice President                       Marcia Bateson*
Vice President and Treasurer                Elisa R. Stein*
Secretary                                   Anthony J. Horan**
Assistant Secretary                         Robert C. Carroll**
Assistant Secretary                         Denise G. Connors**

---------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 7 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------


                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*



















---------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 8 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------


                                                                      SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

   Chairman of the Board                                Douglas A. Warner, III*
   President and Chief Executive Officer                William B. Harrison Jr.*
   Vice Chairman                                        Geoffrey T. Boisi*
   Vice Chairman                                        David A. Coulter*
   Managing Director                                    Ramon de Oliveira*
   Director of Human Resources                          John J. Farrell*
   Vice Chairman                                        Walter A. Gubert*
   Managing Director                                    Thomas B. Ketchum*
   Director of Corporate Marketing and Communications   Frederick W. Hill*
   Vice Chairman                                        Donald H. Layton*
   Vice Chairman                                        James B. Lee Jr. *
   General Counsel                                      William H. McDavid*
   Vice Chairman                                        Marc J. Shapiro*
   Managing Partner                                     Jeffrey C. Walker**


                                  DIRECTORS(1)

                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                             BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                 Chairman of the Board
                                  Chief Executive Officer
                                  Deere & Company
                                  One John Deere Place
                                  Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                 Chairman and Chief Executive Officer
                                  Bechtel Group, Inc.
                                  P.O. Box 193965
                                  San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.            President and Chief Executive Officer
                                  The Hearst Corporation
                                  959 Eighth Avenue
                                  New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy              Chairman of the Board
                                  Honeywell International
                                  P.O. Box 3000
                                  Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

---------------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                Page 9 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  Telesystem International Wireless Inc.            CUSIP NO.:  879946101
------                                                     ---------

                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                             BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns                 Chairman of the Board and
                                    Chief Executive Officer
                                  Ryder System, Inc.
                                  3600 N.W. 82nd Avenue
                                  Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller               Co-Chairman
                                  BP Amoco p.l.c.
                                  1111 Warrenville Road, Suite 25
                                  Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                   President
                                  American Museum of Natural History
                                  Central Park West at 79th Street
                                  New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III             President and Chief Executive Officer
                                  The College Fund/UNCF
                                  9860 Willow Oaks Corporate Drive
                                  P.O. Box 10444
                                  Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.         President and Chief Executive Officer
                                  The Chase Manhattan Corporation
                                  270 Park Avenue, 8th Floor
                                  New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                 Of Counsel
                                  Skadden, Arps, Slate, Meagher & Flom LLP
                                  919 Third Avenue - Room 29-72
                                  New York, New York 10022
--------------------------------------------------------------------------------
 Lee R. Raymond                   Chairman of the Board and Chief Executive
                                    Officer
                                  Exxon Mobil Corporation
                                  5959 Las Colinas Boulevard
                                  Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                 Chairman, President and Chief Executive
                                    Officer
                                  American Home Products Corporation
                                  5 Giralda Farms
                                  Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                    Former Chairman of Board and Chief Executive
                                    Officer of Maytag
                                  13338 Lakeshore Drive
                                  Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III            Chairman of the Board
                                  J.P. Morgan Chase & Co.
                                  270 Park Avenue
                                  New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman              Professor of Business Administration and
                                    Public Policy
                                  The University of Michigan
                                  School of Public Policy
                                  411 Lorch Hall, 611 Tappan Street
                                  Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 10 of 10 Pages